UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 333-254059

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

Exhibit No.	Description
99.1	Press Release of Hut 8 Mining Corp., dated April 23, 2021
99.2	Early Warning Report, dated April 23, 2021
99.3	Press Release of Hut 8 Mining Corp., dated April 26, 2021
99.4	Press Release of Hut 8 Mining Corp., dated April 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

By:	/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer

Date: April 30, 2021